Filed by GlycoMimetics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GlycoMimetics, Inc.

Commission File No.: 001-36177

Date: May 29, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of October 28, 2024, by and among GlycoMimetics, Inc., a Delaware corporation (“GlycoMimetics”), Gemini Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of GlycoMimetics (“First Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of GlycoMimetics (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Crescent Biopharma, Inc., a Delaware corporation (“Crescent”) (as amended, the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) First Merger Sub will merge with and into Crescent, with Crescent continuing as a wholly owned subsidiary of GlycoMimetics and the surviving corporation of the merger (the “First Merger”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Crescent will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”).

On May 29, 2025, Crescent published the following communication:

Crescent Biopharma to Present at the Jefferies Global Healthcare Conference

Waltham, Mass., May 29, 2025 – Crescent Biopharma, Inc. (“Crescent”), a private biotechnology company developing novel precision-engineered molecules targeting validated biology to advance care for patients with solid tumors, today announced that management is scheduled to present at the Jefferies Global Healthcare Conference in New York on Thursday, June 5, 2025, at 11:05 a.m. ET.

A live webcast of the presentation will be available at https://wsw.com/webcast/jeff319/cresc/1993344, and an archived replay will be accessible for 90 days following the event.

In October 2024, Crescent entered into an acquisition agreement with GlycoMimetics, Inc. (Nasdaq: GLYC). Following closing, which is anticipated in the second quarter of 2025, the combined company will operate under the name Crescent Biopharma and advance Crescent’s portfolio of precision-engineered molecules to improve outcomes for patients with solid tumors.

About Crescent Biopharma

Crescent Biopharma, Inc. is a biotechnology company advancing novel precision-engineered molecules to advance care for patients with solid tumors. The Company’s pipeline of three programs harnesses validated biology to accelerate the path to market for potentially best-in-class therapeutics. Crescent’s lead program is CR-001, a tetravalent PD-1 x VEGF bispecific antibody, and it is also advancing CR-002 and CR-003, antibody drug conjugates with topoisomerase inhibitor payloads for undisclosed targets. For more information, visit www.crescentbiopharma.com and follow us on LinkedIn.

Contact

Amy Reilly

Chief Communications Officer

amy.reilly@crescentbiopharma.com

617-465-0586

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning GlycoMimetics, Crescent, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of Crescent’s pre-closing financing) and cash runway of the combined company;; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the combined company having sufficient resources to advance its pipeline candidates; and other statements that are not historical fact. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting GlycoMimetics, Crescent or the proposed transaction will be those that have been anticipated.

The forward-looking statements contained in this communication are based on current expectations and beliefs concerning future developments and their potential effects and therefore subject to other risks and uncertainties. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Merger, including GlycoMimetics’ failure to obtain stockholder approval for the Merger, risks associated with the potential failure to complete the financing transaction in a timely manner or at all, risks associated with the uncertainty as to the timing of the consummation of the Merger and the ability of each of GlycoMimetics and Crescent to consummate the transactions contemplated by the Merger, risks associated with GlycoMimetics’ continued listing on Nasdaq until closing of the Merger, the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger prior to the closing or consummation of the Merger, risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the effect of the completion of the Merger on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the completion of the Merger; legislative, regulatory, political and economic developments; and those risks and uncertainties and other factors more fully described in filings with the SEC, including in the registration statement on Form S-4 filed with the SEC and reports filed on Form 10-K, 10-Q and 8-K and in other filings made by GlycoMimetics with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, and with regard to the proposed transaction, are based on GlycoMimetics’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by GlycoMimetics, all of which are subject to change. Such forward-looking statements are made as of the date of this release, and the parties undertake no obligation to update such statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable law.

Important Additional Information About the Proposed Transaction

This communication does not substitute for the registration statement, proxy statement/prospectus or for any other document that GlycoMimetics has filed or may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between GlycoMimetics and Crescent, GlycoMimetics has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a proxy statement/prospectus of GlycoMimetics. GlycoMimetics URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GlycoMimetics, CRESCENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents filed by GlycoMimetics with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that GlycoMimetics communicates with investors and the public using its website (www.glycomimetics.com) and the investor relations website (www.glycomimetics.com/investor-relations) where anyone is able to obtain free copies of the proxy statement/prospectus and other documents filed by GlycoMimetics with the SEC and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

GlycoMimetics, Crescent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about GlycoMimetics’ directors and executive officers including a description of their interests in GlycoMimetics is included in GlycoMimetics’ Annual Report on Form 10-K, as filed with the SEC on February 13, 2025, and in subsequent reports filed with the SEC. Additional information regarding these persons and their interests in the proposed transaction are included in GlycoMimetics’ proxy statement/prospectus relating to the proposed transaction filed with the SEC. These documents can be obtained free of charge from the sources indicated above.